CHAPMAN AND CUTLER LLP
                          111 WEST MONROE STREET
                         CHICAGO, ILLINOIS 60603


                              January 9, 2009


Mr. Vincent J. Di Stefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


  Re:                             FT 1937
          60/40 Strategic Allocation Port. 1Q '09 - Term 4/15/10
          75/25 Strategic Allocation Port. 1Q '09 - Term 4/15/10
                            File No. 333-156122
          ------------------------------------------------------

Dear Mr. Di Stefano:

     We received your comments regarding the Registration Statement for FT 1937 - 60/40 Strategic Allocation Port. 1Q '09 - Term 4/15/10 and 75/25 Strategic Allocation Port. 1Q '09- Term 4/15/10 (the "Portfolios") on December 22, 2008. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which you provided them to us.

1. The disclosure indicates that the Portfolios will contain debt securities, but does not disclose the percentage of Portfolio assets the debt securities will constitute. Please disclose prominently that the Portfolios will contain debt securities and the percentage of Portfolio assets the securities will constitute; also disclose the types of debt securities at issue and how they will be selected.

     Response: Each Portfolio will invest a portion of their assets in exchange-traded funds ("ETFs") which invest in fixed-income securities. We have added language to the front cover of the prospectus which indicates that the ETFs will invest in fixed-income securities. In addition, on page 21 of the prospectus we added the term "fixed-income" prior to "Exchange-Traded Funds" in the description of the asset composition of each of the Portfolios. The section entitled "ETF Selection" appearing on page 23 of the prospectus describes how the fixed-income ETFs are selected for the Portfolios. Also, in this section we have clarified that the ETFs selected will be fixed-income ETFs and added the following at the end of the first paragraph of such section:

     "The   Trusts  invest  in  a  range  of  fixed-income  ETFs,
     including general bond ETFs, investment grade bond ETFs, high-yield bond ETFs, U.S. government bond ETFs, U.S.
     mortgage bond ETFs and world income ETFs."

     In addition, we have added the specific risks pertaining to below-investment grade securities, identified under "High-Yield Securities" in the prospectus section "Risk Factors" appearing on page 25 of the prospectus, as well as on page 1 of the statement of additional information.

2.   Please  state prominently that the ratios contained  in  the
     Portfolios'   names   do  not  refer  to   the   debt/equity
     percentages of Portfolio assets.

     Response: The ratios contained in the Portfolios' names do actually refer to the debt/equity percentages of Portfolio assets. Please refer to the asset composition of each of the Portfolios as described on page 21 of the prospectus. As described in response to your first comment, I believe that we have clarified that the ETF components of each of the Portfolios will consist of fixed-income ETFs and that the ETF allocation with respect to each Portfolio is consistent with ratios contained in the Portfolios' names.

     We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at
(312) 845-3017.


                                Very truly yours,

                                Chapman and Cutler LLP



                                By
                                    Brian D. Free